650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

DOUGLAS K. SCHNELL

Internet: dschnell@wsgr.com

Direct Dial: (650) 849-3275

September 20, 2016

BY EDGAR

Nicholas P. Panos, Esq., Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NetSuite Inc.
Schedule 14D-9 filed August 18, 2016
SEC File No. 005-83718

Dear Mr. Panos:

On behalf of NetSuite Inc. (the “Company”), we submit this letter to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Staff’s letter dated August 31, 2016, relating to the above referenced Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on August 18, 2016 (as amended and supplemented, the “Schedule 14D-9”).

For the convenience of the Staff, the Staff’s comment is reproduced in its entirety in bold, italicized type below. The comment is followed by the response of the Company. Capitalized terms in this letter that are not otherwise defined have the meanings assigned to such terms in the Schedule 14D-9.

Certain Prospective Financial Information about NetSuite, page 35

1.                                      We note that non-GAAP financial measures have been included in the projections on page 36. Please provide the reconciliation required under Rule 100(a) of Regulation G, or advise us why such reconciliation has not been provided or otherwise is not required.

Rule 100(a) of Regulation G provides that whenever a registrant publicly discloses material information that includes a non-GAAP financial measure, the registrant must provide:

A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released the most comparable financial measure or measures calculated and presented in accordance with GAAP identified in paragraph (a)(1) of this Rule. (emphasis added)

AUSTIN  BEIJING  BOSTON  BRUSSELS  HONG KONG  LOS ANGELES  NEW YORK  PALO ALTO
SAN DIEGO  SAN FRANCISCO  SEATTLE  SHANGHAI  WASHINGTON, DC  WILMINGTON, DE

Nicholas P. Panos, Esq.

September 20, 2016

The Company respectfully advises the Staff that the NetSuite Projections (Non-GAAP Gross Profit, Non-GAAP Operating Income, Non-GAAP Net Income, Non-GAAP EPS and Non-GAAP Unlevered Free Cash Flow) constitute forward-looking information. The Company has provided a qualitative description of the items omitted from each non-GAAP financial measure relative to the most comparable financial measure calculated and presented in accordance with GAAP in the footnotes to the table containing the non-GAAP financial measures in the Schedule 14D-9. However, the Company believes that a quantitative reconciliation of such forward-looking information to the most comparable financial measure calculated and presented in accordance with GAAP cannot be made available without unreasonable efforts, as described further below. Accordingly, the Company respectfully submits that a quantitative reconciliation is not required under Rule 100(a) of Regulation G.

As noted in the Schedule 14D-9, the NetSuite Projections were prepared in connection with the evaluation of strategic alternatives and specifically the Offer and the Merger. The Company did not prepare or use GAAP projections for that evaluation. In addition, the NetSuite Projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC or established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or with GAAP.

The Company respectfully advises the Staff that the information required to calculate projections of the most comparable financial measures calculated and presented in accordance with GAAP to the non-GAAP financial measures included in the Schedule 14D-9 are not ascertainable due to the difficulty in making forecasts and projections of the necessary components of the comparable GAAP financial measures for any of the forecast years through 2021. It is the Company’s position that the variability and volatility of such components, and the uncertainty of future events, make it impractical to quantify such components.

More specifically, in order to determine the most comparable financial measures calculated and presented in accordance with GAAP, the Company would need to quantify, for future periods, its stock-based compensation; amortization of intangible assets; business combination costs; tax benefit associated with business combinations; and non-cash interest on convertible debt. Due to the fact that information regarding the value of such components (1) does not currently exist; and (2) for the additional reasons discussed below, cannot be created without undue effort and expense, reconciliation cannot be provided without unreasonable efforts. As such, the Company believes that no quantitative reconciliation of the non-GAAP financial measures presented in the Schedule 14D-9 is required under Rule 100(a) of Regulation G.

Nicholas P. Panos, Esq.

September 20, 2016

Quantifying stock-based compensation for future periods would require the Company to speculate about its future outstanding equity awards, which are contingent upon, among other things, future levels of hiring, the types of personnel hired, the type and amount of equity compensation awards that would be necessary for such hiring, the amount of equity available for employee equity awards, the vesting and timing of such awards and the price at which the Company’s stock will trade in the future. It would also require the Company to speculate regarding the various inputs to the calculation of the stock-based compensation charge for each of those awards under Accounting Standards Codification Topic 718, “Compensation—Stock Compensation” (“ASC 718”), including speculation regarding the then-current share price of the Company’s stock and the factors pertinent to the Black-Scholes-Merton pricing model. These factors include, among others, assumptions as to volatility of the Company’s stock price over the term of the awards, the expected term of the awards, the risk-free interest rate and the award forfeiture rate. All of these are necessary in order to determine the fair value of the awards on the grant dates and amortize that expense over the applicable vesting periods. In addition, quantifying stock-based compensation for future periods would require similar speculation regarding (1) future participation in the Company’s Employee Stock Purchase Plan (which is similarly accounted for under ASC 718); (2) whether there would be future acquisitions of intangibles that would be amortized; and (3) the amount and timing of employee equity award exercises in order to estimate employer payroll tax associated with stock-based compensation. Any reconciliation of these components to GAAP would also require substantial work to quantify the GAAP tax expense or benefit in future periods. The Company cannot reasonably predict such contingencies and inputs with any degree of accuracy. The Company would also need to make assumptions and estimates with respect to, among other things, future tax credits, future corporate tax rates, and the amount and timing of foreign income, all of which are inherently uncertain.

Quantifying amortization of intangible assets would require the Company to speculate with respect to the quantity, timing and nature of future acquisitions or disposals of intangible assets. The Company cannot reasonably predict any of these items.

Quantifying business combination costs, employee termination costs and income tax benefit related to business combinations for future periods would require the Company to speculate with respect to the quantity, timing and nature of future business combinations. The Company cannot reasonably predict any of these items.

Quantifying non-cash interest on convertible debt would require the Company to speculate with respect to the accounting charges of its outstanding convertible debt and any replacement debt facility, which accounting is contingent upon the Company’s future stock price, the timing of the conversion and the terms of a possible future debt facility that have not yet been negotiated. The Company cannot reasonably predict any of these items.

The Company notes that, with respect to Non-GAAP Unlevered Free Cash Flow, the most comparable financial measure calculated and presented in accordance with GAAP is operating income. As noted earlier in this letter, the Company did not prepare or use GAAP projections. For the reasons described in this letter, the Company is not able to reconcile Non-GAAP Unlevered Free Cash Flow to operating income without unreasonable efforts.

Nicholas P. Panos, Esq.

September 20, 2016

The complexity, uncertainty and difficulty of the estimations summarized above are further exacerbated because the Company has not historically attempted to estimate these matters on a forward-looking basis over a multi-year period. Consequently, in accordance with Rule 100(a) of Regulation G, the Company respectfully submits that the creation of comparable GAAP measures and quantitative reconciliation of the non-GAAP financial measures in the Schedule 14D-9 is not possible without unreasonable efforts. The Company also does not believe that providing this information would be useful or likely to form a material basis for a stockholder to consider the recommendation of the Company’s Board of Directors regarding the tender offer.

Pursuant to the adopting release for Regulation G, the Company will amend the Schedule 14D-9 to add the following disclosure regarding the information that is unavailable to the Company and its probable significance under the section captioned “Item 4. The Solicitation or Recommendation—Certain Financial Information about NetSuite”:

The non-GAAP financial measures included in the section captioned “—Certain Financial Information about NetSuite” constitute forward-looking information. NetSuite believes that reconciling these forward-looking non-GAAP financial measures to the most comparable financial measures calculated and presented in accordance with GAAP would require NetSuite to quantify, for future periods, its stock-based compensation; amortization of intangible assets; business combination costs; tax benefit associated with business combinations; and non-cash interest on convertible debt. Without unreasonable efforts, none of these components can be quantified for the projection period of 2016 through 2021 due to the combination of variability and volatility of such components, any of which may, depending on the size of the components, have a significant impact on reconciliation.

*                                         *                                         *

Nicholas P. Panos, Esq.

September 20, 2016

The Company will provide the acknowledgment requested by the Staff by a separate filing on EDGAR.

If you have any additional questions or require any additional information, please do not hesitate to contact me at the number or email address above.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/S/ DOUGLAS K. SCHNELL
Douglas K. Schnell

cc:	Douglas P. Solomon, Esq., NetSuite Inc.
Ronald Gill, NetSuite Inc.
Scott Marcus, Esq., NetSuite Inc.
Richard Kline, Esq., Goodwin Procter LLP